SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A. 00.001.180/0001-26 AXIA Energia Norte S.A. 00.357.038/0001-16 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Ed. Centro Corporativo Portinari, SEPN 504, Bloco D Brasília | DF - Brasil | 70730-524 Credit Assignment – Amazonas Energia Rio de Janeiro, June 10, 2026 - AXIA Energia S.A. (“Company” and “AXIA Energia”), together with its wholly owned subsidiary AXIA Energia Norte S.A. (“AXIA Energia Norte”), hereby informs that, addition to the material facts disclosed on June 10, 2024, May 14, and October 9, 2025, and after the agreed conditions precedent were satisfied, they have, on this date, completed the assignment of all receivables they held against the distribution company Amazonas Energia S.A. (“Amazonas Energia”). In consideration thereof, AXIA Energia and AXIA Energia Norte will receive: • A total of R$ 554.1 million, subject to adjustment until the date of effective payment, related to the settlement of receivables from Amazonas Energia • A call option in the distributor for a minority stake, which may be exercised or assigned to third parties. The transaction completes the structuring of a financially beneficial alternative for the parties, agreed in 2024, by supporting the viability of the current concession of Amazonas Energia and enabling AXIA Energia to capture the economic benefits arising from a potential operational and financial recovery of the distributor. The transaction reinforces AXIA Energia’s commitment to disciplined capital allocation and to the mitigation of operational and financial risks. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.